Exhibit (a)(1)(xix)

[DOVER ACQUISITION CORP. LETTERHEAD]

January 21, 2005

Dear Dover Investments Corporation Stockholder:

        This is a follow-up letter to our letters of December 8 and December 17, 2004. As we mentioned in those letters, we need your help to complete our tender offer for your shares of Dover Investments Corporation for a price of $31.30 per share in cash. We have further extended our offer until January 26, 2005.

        If you have already instructed your broker or nominee to tender your shares, we thank you.

        If you have not instructed your broker or nominee to tender your shares, we urge you to do so on the enclosed form. Since you hold through a broker or nominee, you do not have to provide a physical certificate in order to tender.

        If you need any assistance, please call Erika Kleczek at my office—she can assist with the paperwork that your broker will need. Her number is (415) 777-0533.

        Our offer has a deadline of January 26, 2005, unless extended. If we do not get this tender offer completed this opportunity may be lost.

        Thank you for your help in making this tender offer a success.

Sincerely,

/s/ Frederick M. Weissberg
Frederick M. Weissberg
Chairman of the Board and President